Filed by Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Monday, March 31, 2003	Roger Bosma
President & CEO

Joseph F. Hurley

EVP & CFO

973-697-2000

Lakeland Bank to Acquire Community State Bank and Expand Its Bergen County Presence

Oak Ridge, NJ – March 31, 2003 — John W. Fredericks, Chairman of Lakeland Bancorp (Nasdaq: LBAI) and its subsidiary, Lakeland Bank, Oak Ridge, N.J., and Michael Levin, Chairman of Community State Bank and its holding company, CSB Financial Corp., Teaneck, N.J., announced today the execution of a definitive agreement whereby Community and CSB will be merged into Lakeland Bank and Lakeland Bancorp. CSB shareholders will have the right to elect to receive Lakeland common stock or cash in the merger, subject to allocation provisions which generally will result in half of CSB’s shares being converted into cash and half of CSB’s shares being converted into Lakeland stock. CSB shareholders receiving cash will receive $29.00 for each of their shares; CSB shareholders receiving stock will receive $29.00 worth of Lakeland stock determined in accordance with a contractual formula, subject to collar provisions that apply only if Lakeland stock is valued at less than $14.50 per share or more than $20.00 per share. Lakeland values this transaction at approximately $34 million, based on 1.1 million shares of CSB stock outstanding and 166,000 CSB stock options outstanding. The transaction price is approximately 2.7 times CSB’s book value. Lakeland expects to achieve significant cost savings and that, with such cost savings, the transaction will be accretive in the first year. Lakeland Bancorp has been considering, and now expects to pursue, an offering of trust preferred securities to support its capital position. Assuming satisfactory market conditions and terms, Lakeland anticipates that such offering could be in the range of $25 to $30 million and would be completed prior to the consummation of the CSB merger.

The merger agreement has been approved by the Boards of Directors of both institutions and is subject to approval by regulatory authorities and CSB’s shareholders. Shareholders owning approximately 42% of CSB’s outstanding common stock have executed a shareholders’ agreement in which they have committed to vote in favor of the CSB merger. The transaction is expected to close in the third or fourth quarter of 2003.

“This is an opportunity for us to expand our Bergen County market with the addition of Community’s four branches in Teaneck, Englewood, Park Ridge, and Hackensack in addition to our existing Wyckoff office,” said Fredericks. “With this acquisition Lakeland will have 38 offices across Northern New Jersey in Sussex, Passaic, Morris, Essex and Bergen counties.” Levin said, “Our shareholders will receive a substantial return on their investment and our customers and employees will continue the many benefits of community banking.”

Community State Bank is a $122 million asset institution headquartered in Teaneck, New Jersey operating four branches in Bergen County. The combined organization will have assets of approximately $1.3 billion.

Roger Bosma, President and CEO of Lakeland Bancorp and Lakeland Bank, said, “The Lakeland brand of community banking will bring many expanded products and services to the people of Bergen County equal to that of larger banks, but with Lakeland’s special attention to personalized service.”

“It is important for our customers and employees to have the continued and expanded advantages of a community bank”, said Stuart Lubow, President and CEO of CSB and Community State Bank, “and we consider Lakeland one of New Jersey’s premier community banks with the same dedication to old fashioned personal banking that we have.”

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.2 billion and thirty-four offices spanning five northwestern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex. Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, New Jersey, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications.

Non-historical information disclosed in this press release (including without limitation the comments regarding the accretive nature of the pending merger transaction and the statements regarding the anticipated trust preferred offering) constitutes forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Lakeland cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements as a result of numerous factors, including pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in Lakeland’s and CSB’s markets; changes in levels of market interest rates; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from a lease portfolio as described in its Form 10-K for the year ended December 31, 2002; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular and the impact of the war in Iraq on such markets; the ability of Lakeland Bank to integrate Community State Bank promptly into the Company’s overall business and plans; and the extent and timing of legislative and regulatory actions and reforms. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

Lakeland Bancorp plans to file a Registration Statement on SEC Form S-4 in connection with the merger and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, CSB, COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB, its directors, executive officers and certain members of management and employees may be soliciting proxies from CSB’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

This press release does not constitute an offer of any securities (including the trust preferred securities referred to herein) for sale.